Ratio of Earnings to Fixed Charges	Exhibit 12.1

	Year Ending December 31,					Year Ending December 31,
	2001	2002	2003	1/1/04-6/11/04	6/12/04-12/31/04	2005
Fixed Charges:
Interest Expense	$18,752,000	$20,168,000	$12,025,000	$15,582,000
Operating Rental Expense	624,000	937,000	784,000	363,558

Int. Exp plus 1/3 Op Rental Exp	$18,960,000	$20,480,333	$12,286,333	$15,703,186

Earnings:
Income (Loss) before Income Taxes	$20,775,000	$40,334,000	$52,855,000	$15,192,000	$(5,341,000)	$(18,081,000)
Fixed Charges	18,960,000	20,480,333	12,286,333	15,703,186

Earnings	$39,735,000	$60,814,333	$65,141,333	$30,895,186

Ratio of Earnings to Fixed Charges (1) (2)	2.10x	2.97x	5.30x	1.97

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes (benefit) plus fixed charges. Fixed charges consist of interest expense, deferred financing costs written off (included in merger related expenses) and one-third of operating rental expense which management believes is representative of the interest component of rent expense.
(2)	For the period from June 12, 2004 to December 31, 2004 and for the year ended December 31, 2005 the ratio of earnings to fixed charges was less than zero because of net losses.